Filed pursuant to Rule 424(b)(3)
File No. 333-254046

UNITED STATES COMMODITY INDEX FUND

Supplement dated August 24, 2021

to
Prospectus dated April 30, 2021

This supplement contains information that amends, supplements or modifies certain information contained in the prospectus of the United States Commodity Index Fund (“USCI”) dated April 30, 2021 (the “Prospectus”).

You should carefully read the Prospectus and this supplement before investing. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the “Risk Factors” beginning on page 5 of the Prospectus before you decide to invest.

Marex North America, LLC to Serve as a Futures Commission Merchant for USCI

Effective August 23, 2021, the United States Commodity Index Funds Trust entered into a Commodity Futures Customer Agreement with Marex North America, LLC (“MNA”) to serve as an additional futures commission merchant for USCI.

In light of the foregoing, the following changes are hereby made to the Prospectus and each corresponding section:

1.	The subheading “RBC Capital Markets” is added, immediately following the heading “Futures Commission Merchants” on page 40 of the Prospectus.

2.	The subheading “Wells Fargo Securities LLC” is added, immediately after the fourth paragraph on page 42 of the Prospectus.

3.	The Prospectus is revised to add the following text immediately after the second paragraph on page 43 of the Prospectus:

Marex North America, LLC

On August 23, 2021, the Trust on behalf of USCI entered into a Commodity Futures Customer Agreement with Marex North America, LLC (“MNA”) to serve as an FCM for USCI. This agreement requires MNA to provide services to USCI in connection with the purchase and sale of Futures Contracts and Other Commodity-Related Investments for USCI, in each case that may be purchased or sold by or through MNA for USCI’s account, as applicable.

MNA’s primary address is 360 Madison Avenue, 3rd Floor, New York, NY 10017. MNA is registered in the United States with the CFTC as an FCM. MNA is a member of various U.S. futures exchanges.

MNA settled with the CFTC in September 2020 to pay a monetary penalty of US$ 250,000 for failure to meet minimum adjusted net capital requirements. MNA improperly accounted for deductions arising out of an agreement that it entered to guarantee a revolving line of credit for an affiliated company when computing its net capital requirement.

MNA will act only as clearing broker for USCI and as such will be paid commissions for executing and clearing trades on behalf of USCI. MNA has not passed upon the adequacy or accuracy of this disclosure document. MNA will not act in any supervisory capacity with respect to USCF or participate in the management of USCF or USCI.

4.	The third paragraph on page 43 of the Prospectus is deleted in its entirety and replaced with the following:

None of USCI’s FCMs is affiliated with USCI or USCF. Therefore, neither USCF nor USCI believes that there are any conflicts of interest with any of USCI’s FCMs or their respective trading principals arising from their acting as an FCM for USCI.